Berry Plastics Corporation

101 Oakley Street

Evansville, Indiana 47710

May 6, 2008

VIA EDGAR AND FACSIMILE (202) 772-9369

Securities and Exchange Commission

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549

Attention: Dorine H. Miller

Re:	Berry Plastics Corporation Registration Statement on Form S-4 File No. 333-150372

Dear Ms. Miller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Berry Plastics Corporation (the “Registrant”) hereby requests accelerated effectiveness of the above-captioned Registration Statement to Thursday, May 8, 2008 at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing.

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The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Jonathan H. Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1110 with any questions you may have concerning this request. In addition, please notify Mr. Gordon when this request for acceleration has been granted.

Very truly yours,

/s/ Jeffrey Thompson
Jeffrey Thompson
Vice President and General Counsel Berry Plastics Corporation